UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Solazyme, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83415T101

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83415T101	Page 2 of 5 13G/A

1.	NAMES OF REPORTING PERSONS Jonathan S. Wolfson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,152,350 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,152,350 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,152,350 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12.	TYPE OF REPORTING PERSON* IN

(1)	Includes (i) 2,666,101 shares of common stock held by The Jonathan S. Wolfson Revocable Trust dated August 12, 2010, (ii) 445,624 shares that Mr. Wolfson has the right to acquire pursuant to outstanding options that are fully vested and exercisable within 60 days of December 31, 2013, and (iii) 40,625 shares that Mr. Wolfson has the right to acquire upon the early exercise of stock options that remain subject to further vesting.

This Schedule 13G constitutes an “exit filing.”

Item 1(a). Name of Issuer:

Solazyme, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

225 Gateway Blvd., S. San Francisco, CA 94080

Item 2(a). Name of Person Filing:

Jonathan S. Wolfson

Item 2(b). Address of Principal Business Office or, if None, Residence:

c/o Solazyme, Inc., 225 Gateway Blvd., S. San Francisco, CA 94080

Item 2(c). Citizenship:

Jonathan S. Wolfson                     United States

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

83415T101

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable as this Schedule is filed pursuant to Rule 13d-1(d).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
Jonathan S. Wolfson	3.152.350

(b) Percent of class:
Jonathan S. Wolfson	4.6%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
Jonathan S. Wolfson	3,152,350

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of:
Jonathan S. Wolfson	3,152,350

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following.  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

/s/ Jonathan S. Wolfson
(Signature)

Jonathan S. Wolfson
(Name and Title)